[Letterhead of Muldoon Murphy & Aguggia LLP]

May 11, 2006

VIA EDGAR AND HAND DELIVERY

Mr. William Friar

Securities and Exchange Commission

100 F. St., NE

Office 4561

Washington, DC 20549

Re:	Chicopee Bancorp, Inc.
Form S-1; File No. 333-132512
Pre-Effective Amendment No. 2

Dear Mr. Friar:

On behalf of Chicopee Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on May 1, 2006.

The Amended Registration Statement is filed in response to the Staff’s comment received via telephone on May 10, 2006. In addition, the Amended Registration Statement includes an Updated Valuation Report and revised pro forma data to reflect the increase to the Company’s appraisal. To aid in your review, we have repeated the Staff’s comment followed by the Company’s response and indicated where the document has been revised in response to such comments.

Notes to Consolidated Financial Statement – Securities page F-14

Comment:

For each equity security in a loss position greater than two years, please provide the following:

•	Identity of the issuer of the security;

•	Your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value;

Mr. William Friar

May 11, 2006

•	Describe the specific factors for each issuer that you considered in determining that the cost of each security is recoverable.

Response:

See revised page F-16.

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Please date stamp the copy of the letter enclosed and return it to us. If you have any questions or further comments regarding the foregoing, please do not hesitate to contact us.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M.F. Spaccasi

Lawrence M.F. Spaccasi

cc:	David Lyon, SEC
Rebekah Moore, SEC
Paul Cline, SEC
William J. Wagner, Chicopee Bancorp, Inc.
Sean P. Kehoe, Esq.

00276726.DOC